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SEC Mail Processing Section

MAY 29 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 E LAS TUNAS DR
(No. and Street)

SAN GABRIEL	CA	91776
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd Suite #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2018 MAY 30 AM 8:28 SEC / TM

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Edwin Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS INC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS J. GEORGINO
Commission # 2121717
Notary Public - California
Los Angeles County
My Comm. Expires Jul 31, 2019

Edwin Lee
Signature

CCO / Vice PRESident
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of E-W Investments, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of E-W Investments, Inc. as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of E-W Investments, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of E-W Investments, Inc.'s management. My responsibility is to express an opinion on E-W Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to E-W Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as E-W Investments, Inc.'s auditor since 2016.

Tarzana, California

February 23, 2018

E-W INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets		**2017**
Current Assets		
Cash and equivalents	$	27,931
Deposits held at clearing broker		35,000
Receivable from clearing brokers		7,301
Marketable securities, at fair value		144,804
Total current assets		215,036
Property and equipment, net of accumulated depreciation of $139,995		3,750
Deposits		1,546
Total assets	$	220,332

Liabilities and Stockholders' Equity		
Current liabilities		
Payroll and payroll taxes payable	$	7,680
Accrued expenses		2,004
Total current liabilities		9,684
Stockholders' equity		
Common stock, par value $1.00, 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		139,000
Retained earnings (deficit)		61,648
Total stockholders' equity		210,648
Total liabilities and stockholders' equity	$	220,332

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2017

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained earnings (Deficit)	Total
Balance, December 31, 2016	10,000	$ 10,000	$ 139,000	$ (8,079)	$ 140,921
Net Income (loss)	-	-	-	69,727	69,727
Balance, December 31, 2017	10,000	$ 10,000	$ 139,000	$ 61,648	$ 210,648

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Securities commissions and fees	$	100,841
Interest and dividend		3,381
Net realized gain (loss) on marketable securities		3,679
Net unrealized gain (loss) on marketable securities		48,853
Miscellaneous revenue		8,395
Total revenue		165,149
Expense:		
Commission and brokerage fee		31,541
Depreciation & amortization		234
Legal & professional		7,153
Regulatory fee		6,888
General office expense		4,704
Equipment rent		7,984
Salaries & wages		31,310
Payroll tax expenses		2,791
Tax and license		112
Telephone		1,905
Total expenses		94,622
Income (loss) from operation		70,527
Income tax benefit (expense):		
Current state franchise tax		(800)
Total income tax expense		(800)
Net income (loss)	$	69,727

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Operating activities		
Net income (loss)	$	69,727
Adjustments to reconcile net income (loss) to		
net cash provided by operating activities:		
Depreciation and amortization		234
Short-term investments		(44,550)
Change in working capital components:		
Receivable from clearing brokers		(5,755)
Payroll taxes payable		5,339
Accrued expenses		(10,774)
Net cash provided (used) by operating activities		14,221
Increase in cash and equivalents		14,221
Cash and equivalents at 1/1/17		13,710
Cash and equivalents at 12/31/17	$	27,931
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2017

Note 1 - Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business. The Company has a deposit in the amount of $35,000 at National Financial Services at December 31, 2017.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ASC Topic 320, "Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Note 2 – Summary of Significant Accounting Policies (Continued)

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	5 to 40 years

Property and equipment as of December 31, 2017 are as follows:

Leasehold improvement	$ 84,340
Office equipment	45,165
Furniture and fixture	14,240
	143,745
Accumulated depreciation	(139,995)
Property and Equipment, net	$ 3,750

Purchases over $1,000 are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation expense was $234 for the year ended December 31, 2017.

Income Taxes

The Company utilizes ASC Topic 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of asset and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC topic 740, the Company may

Note 2 – Summary of Significant Accounting Policies (Continued)

recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax benefit will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At December 31, 2017, the Company did not have any uncertain tax position.

Note 3 – Fair Value Measurement

The Company recorded a net unrealized gain of $48,853 from the holdings of various open positions that it holds as of December 31, 2017.

The Company adopted Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements" (ASC Topic 820), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Note 3 – Fair Value Measurement (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Quoted market price at major stock markets

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Stocks	144,804	-	-	144,804
Total	144,804	-	-	144,804

Company owns several securities currently with no market value. Had there been a market for these securities, they would be subjected to level 3 measurements.

Note 4 – Deferred Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of income taxes for the year-ended December 31, 2017 consisted of the following:

Current:		
Federal	$	--
State		800
Total current income tax expense	$	800
Deferred:		
Federal	$	--
State		--
Total deferred income tax expense	$	--

Deferred income taxes principally result from net operating loss carryforward and unrealized gain on marketable securities. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain. Based on expected future income, the management is anticipated to realize none of the total available benefit. A valuation allowance is calculated accordingly.

The following summarizes deferred tax benefit:

Available deferred tax benefit relating to NOL	$ 28,000
Valuation allowance	(28,000)
Net deferred tax benefit	$ -0-

The Company, a C-corporation, files income tax return in the US federal jurisdiction and in the state of California. The Company is no longer subject to income tax examination by taxing authorities for year before 2014 for its federal filings and 2013 for its state filings.

Note 5 – Related Party Transactions

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. No rent was paid to the stockholder during 2017.

Note 6 – Net Capital Requirement

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer funds or other securities is $50,000. The rule also requires that the percentage of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $170,296, which was $120,296 in excess of its required net capital of $50,000.

At Dec 31, 2017, the Company's aggregate indebtedness to net capital ratio was 5.69 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

EW Investments Inc. is exempt from computation for determination of reserve requirement and information relating to possession or control requirements under Rule 15c3-3 of SEC under Sub paragraph (k)(2)(ii).

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. All transactions were cleared through unaffiliated clearing brokers.

E-W INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2017

Note 7 – Subsequent Events

In Jan 2018, the owner of the Company suddenly passed away. The Company's business operation is uninterrupted and continuing as usual, however, the future viability of the Company is uncertain.

Except for the above, the management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 23, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

SUPPLEMENTARY INFORMATION

E-W INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2017

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Stockholders' equity from financial condition	$	210,648
Deduction and charges:		
Non-allowable fixed asset		(3,750)
Non-allowable other assets		(1,546)
Net capital before haircut charges		205,352
Haircut on securities:		
Marketable securities		(34,885)
Other		(171)
Net Capital	$	170,296
Aggregate Indebtedness:		
Accrued expenses	$	2,004
Payroll and payroll taxes payable		7,680
Total aggregate indebtedness	$	9,684
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	50,000
Net capital		170,296
Excess net capital	$	120,296
Excess net capital at 1000%	$	119,328
Ratio: Aggregate indebtedness to net capital		0.0569

*There was no changes from the Company filed Focus Report and this audit report.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
E-W Investments, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying E-W Investments, Inc. Exemption Report in which (1) E-W Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which E-W Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 E-W Investments, Inc. stated that E-W Investments, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. E-W Investments, Inc.' management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about E-W Investments, Inc.' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2018

Assertions Regarding Exemption Provisions

I, as a director of management of E-W Investments, Inc. (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

E-W Investments, Inc.

By: Edwin Lee

Edwin P Lee (CCO/Vice President)
(Name and Title)

February 23, 2018
(Date)